February 9, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C.  20549

Re:	Frontier Financial Corporation
Form S-3/A
Filed January 28, 2010
SEC File Number: 333-155365
SEC Accession No.: 0001102624-10-000022
Form A-W Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Frontier Financial Corporation, a Washington state corporation (the “Company”), hereby requests the immediate withdrawal of its Amendment No. 1 to Registration Statement on Form S-3/A (File No. 333-155365) (Accession No. 0001102624-10-000022) (the “Amendment”) that was filed with the Securities and Exchange Commission (the “Commission”) on January 28, 2010.

Form S-3/A was the incorrect form to terminate the S-3 Registration Statement (Form S-3ASR) which was automatically effective upon filing on November 14, 2008. Accordingly, the Company is requesting that the Amendment be withdrawn as the Company will file a new Post-Effective Amendment No. 1 on Form POS ASR, to terminate the S-3 Registration Statement.

The Company confirms that no securities have been sold pursuant to the Registration Statement.

If you have any questions regarding this letter, please contact the undersigned at (425) 514-0774, or our counsel, Thomas A. Sterken of Keller Rohrback L.L.P. at (206) 224-7585 – direct.

Sincerely,

FRONTIER FINANCIAL CORPORATION

By: /s/ Carol E. Wheeler
Carol E. Wheeler, Chief Financial Officer

TAS:sjm
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